MANDELBAUM SALSBURG P.C.
Vincent J. McGill Partner	1270 Avenue of the Americas, 18th floor New York, New York 10020	Direct Dial: (516) 220-6569 E-mail: vmcgill@lawfirm.ms

February 1, 2018

Gregory Dundas, Esq.

Office of Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Mercari Communications Group, Ltd.
Current Report on Form 8-K Filed December 14, 2017
File No. 000-17284

Dear Mr. Dundas:

This letter supplements our letter dated January 23, 2018 requesting additional time to respond to the staff’s letter of comment dated January 10, 2018. Although we had hoped to be able to file an amendment and respond to the staff’s comments by the end of January, we have not yet received all of the financial and other information needed from our client in China to respond to all of the comments. We are continuing our efforts to assemble the necessary information and hope to be able to file an amendment to the Form 8-K reporting the reverse acquisition, together with a letter in response to the staff’s comment letter, by Friday, February 9, 2018.

Very truly,

/s/ Vincent J. McGill

cc:	Larry Spirgel, Assistant Director
Kathleen Krebs, Esq.
Terry French
Inessa Kessman